Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces Completion of Refinancing of CPV
Towantic Debt Facility

Singapore, June 30, 2024. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) subsidiary OPC Energy Ltd. (“OPC”) has announced that CPV Towantic, LLC (“Towantic”), which is 26%-owned by CPV Group, a 70%-owned subsidiary of OPC, has completed a refinancing of an existing debt facility.

The total commitments under the agreement for the new financing (the “New Financing Agreement”) are $363 million, comprising a $265 million Term Loan A facility and $98 million of ancillary credit facilities (including working capital and letters of credit facilities). The interest rate on the loan and the ancillary facilities is SOFR-based with a spread of 3.75%, increasing to 4% on the fourth anniversary of the closing date under the New Financing Agreement.

The New Financing Agreement includes scheduled amortization and a targeted debt balance cash sweep repayment mechanism, which will result in an aggregate of approximately 30.5% of principal repayments over the term of the loan and ancillary facilities. An additional cash sweep mechanism applies to the extent that Towantic fails to meet a minimum incremental hedged revenue requirement. The loan and ancillary facilities mature on June 30, 2029.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about the New Financing Agreement, including its terms and conditions, including the expected amounts to be repaid pursuant to amortization and cash sweep mechanisms, and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include risks relating to compliance with the terms of and covenants in the New Financing Agreement, risks relating to the actual amounts required to be repaid under the amortization and cash sweep provisions, the risk that Towantic does not meet revenue hedging requirements and other risks, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.